Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Date: June 13, 2018

The following FAQs were provided to the employees of General Electric Company on June 13, 2018:

GENERAL Q&A

What did we announce?

We announced that GE Transportation will merge with Wabtec, another industry leader and global supplier of equipment, components and aftermarket services for freight rail and transit, as well as the top provider of Positive Train Control solutions across North America.

Under the agreement, GE will combine its equipment (locomotive, mining, marine, stationary and drill), services, and digital capabilities with Wabtec’s broad range of freight, transit and electronics solutions. The combination will result in a Fortune 500 industry-leading transportation, digital and supply chain solutions provider with operations in over 50 countries.

The deal is expected to close in early 2019, pending regulatory and customary closing conditions.

How is this good for shareholders?

Expanded Scope Brings Revenue Growth and Diversity. With approximately $8 billion in combined revenues and a large global installed base, the combined company will have a leading position in key freight rail and transit geographies worldwide, and will be well-positioned to serve customers as industry demand continues to improve. Investors are expected to benefit through ownership of a stronger, more diverse business better positioned to perform through the cycle, with expected annual double-digit EPS growth and total run-rate synergies of about $250 million estimated to be achieved by 2022.

How is this good for customers?

Complementary portfolios and intrinsic focus on transportation; digital solutions to drive asset and operations optimization. We will create leading equipment, aftermarket services and digital solutions across the transportation ecosystem - from factory to final destination and every point in-between. Together, the joint enterprise will unlock significant productivity improvements for customers across the transportation value chain -- improving interoperability, efficiency and competitiveness.

How is this good for me?

Greater opportunities for growth. Our combined culture will call on over 250 years of collective industry heritage and common values rooted in innovation, collaboration, inclusiveness and continuous improvement to solve our customers’ toughest challenges. Together, we will build on this commitment and create new career growth as part of a stronger, more diversified company.

What is the transaction price?

The transaction is valued at approximately $11.1 billion. When adjusted for the net tax step-up value of $1.1 billion accruing to the combined company, the transaction value is $10 billion. The 2019 EBITDA multiple range including synergies and tax benefits is approximately 9x, and the 2019 EBITDA multiple range excluding synergies and tax benefits is approximately 11.75x.

What’s the financial structure? And what are the basic terms of the agreement?

The transaction will be a spin-off of GE Transportation and a merger of GE Transportation into Wabtec.

The agreements provide that:

o	GE shareholders will own 40.2% of the combined entity

o	Wabtec shareholder will own 49.9% of the combined entity

o	GE will own ~9.9% of the combined entity

o	GE will receive $2.9B of cash proceeds

Recent media reports indicated the transaction should be closer to $6-7B. Why is Wabtec paying significantly more?

This is a once-in-a-lifetime opportunity to combine to highly complementary companies. The transaction includes the value of synergies and tax benefits related to the transactions.

•	Great deal at a great price – once in a lifetime opportunity to combine two unique, highly complementary company at bottom of the cycle.

•	Wabtec shareholders will have an interest in a company with 2x the revenues, higher margins, and expected earnings growth as industry continues to rebound.

•	GET revenue / EBIT expected to grow at double digit CAGR from 2018-2010 … approximately 50% of total revenue over this period already in backlog (~$18B in backlog, including ~1,800 new locomotives and ~1,000modernized; $3.6B in orders in last 6 months)

How does this transaction break down for GE shareholders and Wabtec shareholders?

At closing, GE will retain a 9.9% ownership interest in the combined company. GE shareholders will receive a 40.2% ownership interest, with Wabtec shareholders retaining 49.9%. Transaction expected to be tax-free to the companies’ respective shareholders.

What does it means to me that GE shareholders will have 40.2% of the ownership interest the new combined company? Does it mean that I will be offered to exchange my GE stock for Wabtec stock? if yes, what will be the conversion calculation?

The transaction documents provide GE with the option to either distribute stock in the combined company to GE shareholders or to give GE shareholders the option to exchange GE shares for shares of the combined company. The decision on which method to use and the applicable distribution or conversion ratio will be communicated to shareholders prior to closing.

Why is Wabtec using a pre-leak stock price to calculate the multiple? Just to make it look better?

This is standard practice. That was the stock price before it had been affected by market rumors about a potential transaction.

Are you doing this merger to avoid paying taxes on a 100+ year-old business?

The transaction is being structured to be tax-efficient. GE shareholders will receive tax-free treatment, while the transaction will be taxable to GE company and provide Wabtec a valuable tax asset going forward. This structure makes sense economically for GE because it will be able to use existing tax credits to partially offset the tax gain.

When is the transaction expected to close?

The deal is expected to close in early 2019, pending regulatory and customary closing conditions.

What reaction do you expect from regulators?

We expect regulators to be supportive. GE Transportation and Wabtec’s businesses are complementary. GE Transportation’s primary business is manufacturing and servicing freight locomotives and mining equipment. Wabtec’s primary businesses include manufacturing components for transit applications, rail cars, and OEMs and supplying PTC and signaling systems. GE Transportation is not in those businesses (and, in fact, sold its signaling business to Alstom in 2015).

We believe that combining our complementary businesses will allow us to accelerate innovation and reduce costs, allowing us to provide our global customers with better solutions to improve their productivity and efficiency.

Isn’t there too much concentration in an industry with just a few suppliers? Will this deal result in a monopoly or duopoly?

No. GE Transportation and Wabtec’s businesses are complementary. GE Transportation’s primary business is manufacturing and servicing freight locomotives and mining equipment. Wabtec’s primary businesses include manufacturing components for transit applications, rail cars, and OEMs and supplying PTC and signaling systems. GE Transportation is not in those businesses (and, if fact, sold its signaling business to Alstom in 2015).

We believe that combining our complementary businesses will allow us to accelerate innovation and reduce costs, allowing us to provide our global customers with better solutions to improve their productivity and efficiency.

How did Wabtec and GE Transportation perform last year?

Wabtec generated approximately $3.9 billion in revenue and $504 million in adjusted EBIT (approximately 13% margin).

GE Transportation also generated approximately $3.9 billion in revenue and $701 million in adjusted EBIT (approximately 18% margin).

You mention synergies … is that just a fancy word for cost out or layoffs?

No. There are myriad of ways that we will drive synergies, including the harmonization of tools and processes, the consolidation of suppliers, supply chain efficiencies and cost competitiveness, as well as a review of operations for additional efficiencies and cost savings. We will also drive synergistic revenue opportunities with a broader customer base.

Who is buying who?

GE Transportation will be folding into Wabtec and the 2 companies will combine to create an organization with $8B in revenues structured around two key business segments: global transit and global freight rail. Together, the combined company will be a global, diversified leader in transportation and logistics.

What other companies were interested in GE Transportation’s portfolio?

We’re not disclosing details on any other scenarios that may have been considered. And, quite frankly, they are irrelevant … as today’s merger announcement is all that matters and is an incredible win for our shareholders, customers and employees.

Will this combined company be publicly traded?

Yes. The combined company will be a publicly traded Fortune 500 company with roughly $8 billion in revenue. To put that into perspective, this deal positions us with a revenue profile greater than Tesla ($7B), JetBlue Airlines ($6.6B) and Rockwell Automation ($5.8B).

I assumed that we were moving toward an IPO, given all the buzz on this potential option. Why is a Merger (vs IPO) the right move at the right time for GE Transportation?

Advantage	Merger	IPO	Rationale
Results in publicly traded, stand-alone entity	+	+	Merger results in Fortune 500 company with a revenue profile greater than Tesla ($7B), JetBlue Airlines ($6.6B) and Rockwell Automation ($5.8B).
Broader biz growth opportunities … with broader scope	+		Merger creates an $8B combined business with a large global installed base, and operations in roughly 50 countries
Broader growth opportunities for employees	+		Deep heritage and common values rooted in innovation, collaboration, inclusiveness and continuous improvement. Opportunity for career growth as part of a stronger, more diversified company.
Diversified portfolio … increased balance and vertically integrated	+		IPO highly dependent on freight rail; Merger offers diversified portfolio across transit (freight + transit)
Synergies	+		Strategic merger will combine more than 250 years of industry heritage. Complementary portfolios, cultures of innovation, deep domain, world-class technology and comprehensive suite of digital solutions will help customers overcome their toughest infrastructure challenges and position them for growth.
Capital Allocation			Merger combines us with a big player in the rail sector committed to growth … giving us greater opportunities to generate cash to invest as part of a larger combined entity.
Time / Speed	+		Merger eliminates complexities of going public with IPO (effort, process, roadshows)
Increased expertise	+		Merger builds on GET customer engagement / engineering expertise to evolve Wabtec over time
Digital expansion	+		Strategic merger combines comprehensive digital portfolios and uniquely positions company to drive digital transformation across diversified transit market
Unknowns		+	IPO has fewer unknowns

What is Rafael’s role in this? Who is his boss?

Rafael Santana will lead the company’s largest segment focused on global freight. He will report to Ray Betler, president and CEO, following closing.

Where will headquarters be located?

The combined company will be based in Wilmerding, Pa. Global Freight headquarters will be based in Chicago, and global Transit headquarters will be based in Paris.

Will the GET Leadership Team remain intact?

At this time, there will be no changes to the leadership team. They play a critical role in helping lead us through the integration.

Why Wabtec? How will customers benefit?

GE Transportation and Wabtec are an exceptional fit. Our complementary portfolios, cultures of innovation, deep domain, world-class technology and comprehensive suite of digital solutions will help customers overcome their toughest infrastructure challenges and position them for growth.

Will GE have seats on Wabtec’s Board as a result of this deal?

Yes. GE will nominate candidates for up to three Board seats.

What will the new company be called?

The combined company will be Wabtec. However, we are conducting a detailed brand analysis of both companies to determine our best go-forward segment strategy.

What are next steps?

Right now, it is business as usual. Focus on your priorities so that we can meet our customer commitments.

Over the coming days, we will quickly assemble a cross-functional integration planning and share regular updates as progress is made. This deal, which is subject to regulatory approvals and other customary closing conditions, is expected to close in early 2019.

How long will the closing process take and when will I know more?

We expect to close in early 2019, pending regulatory and customary closing conditions. We will keep both GE Transportation and Wabtec employees updated on a regular basis, and will establish appropriate communication channels for you to learn more about each other’s companies including footprint, products and capabilities, and culture.

Do I still have a job?

Yes. Nothing is changing at this time -- you will continue working for GE Transportation. As we work through the integration, a transfer of employment to our combined entity will be done in line with local statutory requirements and engagement with unions, works councils and other appropriate employee representatives, as required by law.

Will I have to move?

Nothing changes for the time being. The role you play in the location where you reside is critical to our current operations.

Is there another layoff/RIF planned for this year?

There are no additional layoffs anticipated at this time, outside of the previously communicated restructuring actions (e.g.: International Loco Transfer of Work from PA to TX).

How will Transportation and Wabtec integrate its functions, etc?

The degree to which GE Transportation and Wabtec will integrate their businesses is being determined as part of the integration planning process before closing, which is expected in late 2018 or early 2019, pending regulatory and customary closing conditions.

How will this merger impact 2019 negotiations at our US manufacturing facilities?

Nothing changes for the time being. Union contract administration and negotiations will be reviewed as part of the integration process based on the date of Closing.

What happens to Erie, Fort Worth and our other manufacturing facilities now that we are joining with another manufacturing company?

Our manufacturing facilities are built and configured for the specific products that make GE Transportation valuable. As per our normal process, we will continue to look at the long-term competitiveness of every plant and operation as we move forward. Any manufacturing synergies will be worked out during the integration process. For now, nothing changes.

What will happen to our access to applications like MyTech and MyGE and other services GE corporate provides?

We will work closely with GE corporate to establish standard Transition Services Agreement (TSA) agreements to ensure business continuity and minimal disruption after the transaction closes.

What will happen to our mining, marine, stationary and drill businesses?

The mining, marine, stationary and drill businesses were folded into a single equipment portfolio with the locomotive business earlier this year. That portfolio will remain intact through the integration process. Roughly 10% of Wabtec’s business also focus on non-rail segments ( ie: power generation, marine, etc).

How will this impact our go-forward relationship with GE Digital, GRC, the Additive centers, etc?

At this time, nothing changes. We are working closely with GE corporate to establish standard Transition Services Agreement (TSA) agreements across these business units to ensure business continuity and minimal disruption after the transaction closes.

Can I talk openly about this with people I know at Wabtec?

No. The transaction is subject to customary regulatory and closing conditions. Until that time, you must not engage in any conversations about the process, any customer relationships, product information, or participate in any ‘what if’ scenarios. This also applies to discussions related to employment info, eg: pay/benefits, etc.

Where does Digital Mine fit into the portfolio of the combined company? (Added 5-24-2018)

There is no change in plan for Digital Mine as part of this merger. We have agreements in place with GE Digital to continue to get the support and technology we need for digital mining, and to be the channel partner for mining. Wabtec caters to other segments outside of rail including power, automobile and industrial sectors beyond rail.

Will GE still run the new company once the deal closes? (Added 5-29-18)

No. Wabtec will be a separate publicly-owned company that has the current GE Transportation business assets as part of its portfolio. GE will only own 9.9% of Wabtec upon close and will have no involvement in the management of the company.

Is GE going to own a majority of Wabtec after close? (Added 5-29-18)

No. GE will only own 9.9% of the Company upon close. The remainder will be owned by other shareholders, including current GE shareholders, and will be publicly traded thereafter.

What parts of the Spirit and Letter are going to be under Wabtec policies and what happens if GE has stronger regulation compared to Wabtec? (Added 6-5-18)

The Spirit and Letter is a policy specific to GE and is world–renowned. The principles of integrity, compliance and governance, however, will continue to be part of the culture of the new company. Our employees will have the opportunity to shape the culture of the new company by promoting an open reporting environment and leading by example to create a culture of compliance, without fear of retaliation. While we can’t predict with certainty what the compliance program will look like under Wabtec, our hope is both companies will eventually contribute their best practices to create one world-class program.

Are employees going to be seamlessly integrated or are we all going to have to interview all over again? (Added 6-6-2018)

Employees will not have to re-interview for their current positions. They will automatically become a part of the new company upon close.

A number of customers have expressed strong objection to a combination with Wabtec, due to quality and innovation questions. Is that a concern? (Added 6-6-2018)

The perceived reputation of Wabtec with any particular employee of a rail customer is subjective and speculative, so it is not something it would be appropriate to comment on. However, sharing lessons learned on both sides with respect to our respective businesses will make both organizations stronger trough the transition and integration. Wabtec is supportive of what we do so we will focus on what we do best: invest in technology and services that will deliver the most value for our customers and help them be competitive.

We are creating a $8 billion company with roughly $4 billion in debt to service. How is that structured and what is the plan to pay it off? (Added 6-6-2018)

Wabtec currently has ~$1.7B of existing debt and will take out a ~$2.9B bridge facility to help fund the transaction. At the time of close, the company’s Total Debt / Adj. EBITDA ratio is expected to be 3.3x and Wabtec expects to use cash generated by the business to reduce it to 2:5x by the end of 2019.

Do you think Wabtec will want to keep the mining OHV business, since it does not fit in either of the newly formed freight or transit segments? (Added 6-6-2018)

For simplicity, the new company is being organized into freight and transit segments because those two categories represent the largest pieces of the business. Less important than the names, is the overlapping technology that will exist in each segment. Because of that, the mining and MSD pieces would remain with GE Transportation in the ‘freight’ segment of the new company.

Can we be more transparent and sensitive to global teams? (Added 6-6-2018)

Now that we know our path forward, we will communicate what we can as soon as we can to the entire organization throughout the integration process. That includes our peers and colleagues around the world.

What is risk level for continuation of our Series X engine KAZ shunter loco program, knowing that Wabtec has switcher locos available in the product portfolio? (Added 6-6-2018)

We intend to continue the program. Also, the high-speed engine has potential application beyond the shunter, particularly as we work toward hybridization.

Why did GE retain a controlling interest of 50.1% in the new company, is the long-term goal to have Wabtec buy a larger stake sometime in the future? (Added 6-6-2018)

GE does not retain controlling interest in the company. GE will retain 9.9% of stock – roughly 1.5 million shares – and the other 40.2% will be distributed to GE shareholders. The remaining 49.9% of shares will be held by Wabtec shareholders as of the date of closing.

GE gets three seats on the Wabtec board, but how many total seats on the board? (Added 6-6-2018)

There are currently 12 board seats. GE will nominate three independent board members. It is possible that the size of the board may increase, at least temporarily.

How long will we be able to use “GE Transportation” on our marketing material and products? (Added 6-6-2018)

For five years after closing (with the right to renew for an additional five years) the business will have a license to use “GE” and the monogram as part of our business name and in connection with the sale and marketing of products/services that use those marks as of closing. Use of the marks needs to comply with GE’s Standards of Quality and Brand Identity Guidelines.

Is the senior leadership included with the ringfence? (Added 6-6-2018)

The ringfence applies to all employees of GE Transportation regardless of band.

Will we still have a strong EHS culture when we join Wabtec? (Added 6-6-2018)

Yes. Like GET, Wabtec considers safety one of their core values. According to Wabtec, “Safety is paramount in our business. It’s our mission to make societies safer with our products, and it’s central to how we run our operations.”

With 9.9% GE ownership, what control will GE have over the newly formed Wabtec’s daily operations? (Added 6-6-2018)

Following the close, GE company will not have any direct control over the day-to-day operations of the new company.

Is there an option to look for other positions within GE Transportation during this transition process? (Added 6-6-2018)

Yes. The ringfence does not prevent employees from pursuing opportunities within GE Transportation.

Where are Wabtec’s locations in the United States? (Added 6-6-2018)

Wabtec has more than 50 locations in the United States. For specific cities with Wabtec locations, in the United States and around the world, visit the location finder on Wabtec’s web site.

Can we get rid of Skype and Skype Broadcast with the merger? (Added 6-6-2018)

That will be determined throughout the integration period. During the process we will be undertaking an evaluation of our communications platforms and will make a decision about what to keep based on use, effectiveness and ease of integration based on Wabtec’s existing platforms.

Will the GE logo continue to be on all the products we make after close? (Added 6-6-2018)

For five years after closing (with the right to renew for an additional 5 years) the business will have a license to use “GE” and the monogram as part of our business name and in connection with the sale and marketing of products/services that use those marks as of closing. Use of the marks needs to comply with GE’s Standards of Quality and Brand Identity Guidelines.

How does this help John Flannery’s plan to sell $20 billion worth of assets? (Added 6-12-18)

The transaction is valued at over $11 billion. GE is receiving a $2.9 billion up-front cash payment and a 9.9 percent stake in the combined company as a result of the deal.

Wabtec is heavily fragmented with over 30 businesses units with their own names/cultures. Will GET push to unify these businesses or are we business unit 31? (Added 6-12-18)

GE Transportation will be part of Wabtec’s freight segment, led by Rafael Santana, that will include some of Wabtec’s existing businesses. The timing and full extent of integration will be discussed during the integration planning process.

How will Faiveley be involved in this merger? (Added 6-12-18)

Faiveley is a business previously acquired by Wabtec. Following the merger with GE Transportation, the newly formed company will be organized into Freight and Transit segments. It is anticipated that revenues associated with GE Transportation will represent the majority of the Freight segment and revenues from the legacy Faiveley business will represent the majority of the Transit segment’s revenues.

When in the merger timeline will the respective product teams meet and discuss strategy? (Added 6-12-18)

Activities during the pre-closing phase will be led by the integration planning team and will prioritize workstreams important to separating from GE and integrating into Wabtec upon closing. Any discussions of potential future product strategy will be a greater priority after closing. Please refer to the gun-jumping email from GET General Counsel Tom LaFrance for more guidance.

Will the propulsion COE in GE Trans be working with just the new Freight division or will there be opportunities to work with the Transit division of Wabtec? (Added 6-12-18)

Much of our technology has application beyond freight. To what degree that applies to Wabtec’s Transit division will be determined through the integration process and beyond.

Does Westinghouse own any part of Wabtec? (Added 6-12-18)

Westinghouse Electric Company does not have any ownership stake in Wabtec.

Why didn’t we go with an IPO? (Added 6-12-18)

There were many reasons for choosing a strategic merger over an IPO. Among them are the fact that a merger offers greater business growth opportunities with a broader scope and more diversified product portfolio. An IPO would have left Transportation vulnerable to the cyclicality of the freight business. GET would likely also have incurred additional debt due to the costs and complexity of setting the business up as an independent entity. In the end it was determined that a strategic merger provided the most benefit for the business for the least amount of risk.

Are we still driving inventory down to help with the cashflow problem within GE? (Added 6-12-18)

Managing inventory to improve cashflow is good practice regardless of what company we are with. We should all continue to manage working capital to the best of our ability through the integration period and beyond.

Will there be advanced notice of finalization of the merger (say 30 or 60 days)? (Added 6-12-18)

There will be several factors that impact the ultimate selection of a date for closing and it is possible that the transaction will close on relatively short notice after various closing conditions are satisfied, but we will endeavor to keep the business informed throughout the process.

HR/BENEFITS

Will we still be using PD@GE or some other kind of performance review system? (Added 6-12-18)

Until close, we will continue to use PD@GE and all other existing HR tools. The go-forward performance review system will be determined through the transition process and will be communicated at a later time.

Who do I work for and does anything change to my current pay and benefits?

In the immediate future and until the transaction closes, you will continue to be employed by GE Transportation and participate in all current pay and benefit plans. Subject to local law, we will communicate what impact, if any, this sale has on your current pay and benefits. Information about any future changes to pay and benefit plans will be communicated to all employees as we know more.

Will there be a thorough explanation of future benefits, compensation and retirement to all existing business employees BEFORE the close of the transaction? (U.S. Only)

Prior to close, there will be benefit information sessions to outline the go-forward approach and answer any questions you may have.

What happens to my vacation?

For one year following the closing, you will have the same vacation eligibility. We will work through vacation benefits as part of the integration process.

Will there be a gap in health insurance coverage?

We do not anticipate any gaps in your healthcare coverage.

Will this change impact my 2018 incentive compensation programs, e.g. AEIP, sales incentive or variable incentive bonuses?

No. Given this transaction is not expected to close until early 2019, there will be no impact to AEIP or our bonus structures. Continue to deliver on plan and help us meet and exceed targets for Free Cash Flow (FCF) and Earnings Before Tax (EBT).

What will happen to our medical plans, FSA, HSA? (U.S. Only)

From now until close, there will be no changes to your current benefits. During the integration process, subject to local law, Wabtec will determine its go-forward approach across all our benefits, and will communicate as soon as decisions are made.

Is the ringfence lifted with this announcement? Can I move to another GE business from this moment on?

No, the ringfence is not lifted. Wabtec values the deep domain expertise we bring as a team. It is important to clarify, however, that does not preclude movement within GE Transportation. We will continue to look at opportunities to promote team members to new and challenging roles in line with the ordinary course of business.

May employees take new roles within GE Transportation during time before the close of the deal? If so, is anything different about the process to post for roles than it has been?

Yes, employees should always discuss your career goals with your respective manager. Employees within GE Transportation can continue to post for jobs within GET as desired. The job-posting process will remain the same during the time prior to close in line with the ordinary course of business.

What happens if I voluntarily resign before the close of the transaction?

An employee who voluntarily terminates his/her employment prior to close is considered a resignation and will be treated in accordance with the normal exit process.

In the case of a resignation, will the ring fence be lifted?

Individuals who resign from GE Transportation will not be eligible for employment with GE company during the duration of the GE no-hire “ringfence” period (1 year post-close of transaction closing date).

Do Wabtec and GE share similar cultures?

There are many strong synergies between GE Transportation and Wabtec, including strong cultures and shared values rooted in innovation, collaboration, inclusiveness and continuous improvement. We look forward to each company bringing these strong attributes together to shape our combined culture going forward.

Will my current immigration status change as a result of the signing of this deal?

The company will continue to support visa and green card processes currently underway for employees as long as their employment is continued with GE Transportation. Reach out to your HR leader to address any specific questions you may have related to your situation.

Will we still be able to take advantage of any training to improve our professional skills prior to close?

For the time being, it is business as usual. As we get closer to close, our best path forward for learning and development will be determined.

Will we be sunsetting GE HR systems (my.ge, PD, onehr)?

GE HR systems and processes will remain in place until the close of the transaction. Employees should continue to partner with their manager on regular HR processes such as PD between now and the time of close.

I do not work in a traditional office space; how will IT equipment be handled (i.e. laptop, phone)?

Most likely, we’ll transfer these types of assets (cell phones, ipads, laptops, desk phones, etc.) with the transaction, however it’s a bit too early to plan. This will be one of the many items we’ll need to care for as we get closer to the close of the transaction. For now, it’s business as usual and you should continue to use and share your GE mobile number as needed.

Will GET offer voluntary layoff opportunities?

We do not anticipate offering any voluntary layoffs.

If a GE Transportation employee has been given notice of layoff, can that employee apply to other GE businesses?

If an employee has been given written notice of a layoff, they are free to pursue other opportunities within GE.

Is our hiring plan continuing as usual or are there restrictions?

We should continue to execute against our hiring plans/budgets. As always, please continue to work closely with your HRM to discuss each of them on an individual basis. As it relates to integration resources, functional leaders and HR business partners will continue to assess ongoing needs and resource accordingly.

What happens to any open positions within our teams?

We should continue to execute against our hiring plans/budgets. As always, please continue to work closely with your HRM to discuss each of them on an individual basis.

How does this transaction impact our payroll and timing of our paychecks? (Added 5-23-18)

Depending upon when we close paychecks will be handled in one of two ways:

1. If we close at the end of a pay cycle you will be paid full 80-hour check from GE.

2. If we close in between the cycle you will have a 40-hour check from GE and a 40-hour check from Wabtec but will have the full hours accounted for.

We will know more as we work through the process but will not have a definitive answer until we get closer to close

At close, will we be paid out for the one week of pay that was held when we transitioned to payment in arrears? (Added 5-24-18)

No. The payment was held to catch employees up and transition from payment before time worked to payment in arrears. To make the transition, you were held payment for hours you did not work. You have been, and will continue to be, paid for all hours you have worked from now until close.

Retirement / Pension

I participate in the GE Pension Plan. What happens to my GE pension at close (U.S. only)?

Since the GE Pension Plan was closed to new participants in 2011, if you are currently participating in the plan you will have been doing so for at least five years and thus already have vested in the pension when you are offered and begin employment with the new company. At that time, your participation in the GE Pension Plan will be frozen and you will no longer accrue service credits under the plan. But responsibility for the benefit you had earned up to that date will be retained by GE, which will pay it out when you submit your GE retirement paperwork (which you have the right to do starting at age 60). You will receive a vesting package detailing what your GEPP benefit will be and when you are eligible to collect.

Will there be any early retirement opportunities for employees nearing retirement age before the close of the transaction? (U.S. Only)

We have no plans for any early retirement opportunities.

I would like to work for Wabtec and participate in their health coverage. I am currently eligible to retire from GE. If I decide to leave the newly formed entity later on (prior to age 65), will I still be able to participate in GE pensioner retirement health coverage until I turn 65? (U.S. Only).

If you are retirement eligible (at least age 60 with 10 or more years of continuous service) and are also eligible for pre-65 retiree healthcare coverage when you are offered and begin employment with the new company, you may participate in GE’s pre-65 retiree healthcare coverage up to age 65 if and when you leave employment with the new company, provided GE’s pre-65 retiree healthcare coverage remains available. As in the past, GE reserves the right to terminate, amend, suspend, replace or modify its benefit plans at any time and for any reason, in its sole discretion.

Will I be eligible for GE pre-65 retiree healthcare benefits after the divestiture? (U.S. Only)

If you are currently eligible for GE pre-65 retiree healthcare benefits upon retirement, you will continue to be eligible for such benefits up to age 65 if you are greater than age 60 with 10 or more years of continuous service at the time our business separates from GE. If you enroll in GE’s pre-65 retiree healthcare benefits, you must pay the required retiree contributions.

Also, if you are not yet age 60 but will have 25 or more years of continuous service at the time our business separates from GE and you are eligible for Special Benefits Protection coverage, then you are eligible for GE’s pre-65 retiree healthcare benefits until age 65, provided you pay the required contributions. As in the past, GE reserves the right to terminate, amend, suspend, replace or modify its benefit plans at any time and for any reason, in its sole discretion.

Can I start a new loan through the Retirement Savings Plan (RSP)? If so, is there an estimated deadline for starting a new loan based on the sale? (U.S. Only)

At this time, you are eligible to take out a new loan through the Retirement Savings Plan (RSP). However, you will not be able to take out new loans from the GE RSP after the transaction is closed.

If an employee is out on either Short-Term Disability (STD) or Long-Term Disability (LTD) with a medical claim that began prior to the sale of the business, how does the close of the transaction affect their benefits? (U.S. Only)

In most cases, employees who are out on: STD will remain on GE pay and benefits until they return to work or exhaust their STD benefit; LTD will remain on the GE plans until they return to work or break service. As in the past, GE reserves the right to terminate, amend, suspend, replace or modify its benefit plans at any time and for any reason, in its sole discretion.

What will happen to our benefits website as far as having access to our pension and retirement information once the transaction is complete? (U.S. Only)

You will be able to access onehr.ge.com for a period of time after the transaction is closed. To do so, you will need to remember your GE SSO number and password.

What does “Pension Benefitable Service” (PBS) stand for, and how do I know what my PBS is? (U.S. Only)

Pension Benefitable Service (PBS) determines the amount of certain pension plan benefits. You earn a year of PBS for each calendar year in which you earn hours of service while you participate in the GE Pension Plan at least equal to your normal schedule that year. If you work fewer hours or less than a full year, you receive credit for a partial year. You may view your PBS in onehr.ge.com->Retirement-> Pension Profile.

What does “Pension Qualification Service” (PQS) stand for, and how do I know what my PQS is? (U.S. Only)

Pension Qualification Service (PQS) is used generally to determine your eligibility for pension benefits. If you are a full-time employee, you will be credited with one year of PQS for each year in which you are credited with at least 1,000 hours of service while you participate in the GE Pension Plan. This means, in any calendar year, you generally receive a year of PQS on the day you are credited with 1,000 hours ̶ even if you have not worked the full year You may view your PQS in onehr.ge.com->Retirement-> Pension Profile.

Can we continue to pay into the Voluntary Pension Account (VPA) after the divestiture? What happens to our Voluntary and Personal Pension Accounts (VPA/PPA) after we transition? (U.S. Only)

The VPA is part of the GE Pension Plan, and when you are offered and begin employment with the new company, you would no longer be an active participant in the GE Pension Plan. Employees will retain all vested benefits according to the terms of the GE Pension Plan. Employees will have several options for their Personal and Voluntary Pension Accounts (PPA/VPA) post-close. Employees can: leave all contributions and interest in their existing GE account to earn tax-deferred interest; or withdraw the money as a taxable lump sum, taxable monthly annuity; or perform a non-taxable rollover to another qualified plan or IRA. Further information will be provided closer to the close of the transaction.

I participate in the GE Pension Plan and I’m retirement eligible today (60+). Can I retire and receive my GE pension? (U.S. Only)

If you are eligible, you may choose to retire before the close of the transaction. However, when you are offered employment with the new company, you may choose to accept employment on their terms and conditions, continue to work for the new company, and also begin receiving your GE Pension as soon as the first of the month following your transition to the new entity. Assistance can be provided to you to help you start your pension whenever you wish to start it after you begin with the new company.

When I begin employment with Wabtec and my GE pension is frozen, will the vested money collect interest so our monthly payouts are larger when we retire? If not, will we be able to cash out our pension account based on actuarial tables and put that money into our 401K or another qualified IRA account? (U.S. Only)

Your participation in the GE Pension Plan will be frozen when you are offered and begin employment with the new company, and it will not increase. You may not cash out the GE Pension Plan benefit as this benefit can only be paid to you when you are eligible to retire. Any Personal Pension Account (PPA)/Voluntary Pension Account (VPA) contributions you may have made to the GE Pension Plan will continue to earn tax-deferred interest if you leave them in the GE Pension Plan. You may also withdraw your PPA/VPA as a taxable lump sum, taxable monthly annuity or do a non-taxable rollover to another qualified plan or IRA. Further information will be provided as we get closer to the close of the transaction.

What happens to the Company Retirement Contribution (CRC) when the transaction closes? (U.S. Only)

If you have a Company Retirement Contribution (CRC) being made to your Retirement Savings Plan and your GE service is greater than three years, you are already vested in that benefit today. If you have less than three years of service, your CRC contributions will be immediately vested when you are offered and begin employment with the new company. You will receive a pro-rated CRC contribution for the year in which you would begin employment with the new company based on your GE service and GE pay for that year. After the transaction is closed, you will be able to withdraw, transfer or leave your money at GE.

What happens to my Retirement Savings Plan (RSP) when the transaction closes? (U.S. Only)

For employees hired before 2018, your employee contributions and GE match contributions to RSP are always immediately vested, and the transaction will not change this status. Upon leaving GE, account balances may be retained in the RSP system with full investment switching privileges. Employees can also roll their account balance over to an individual IRA or another qualified account (e.g. a 401k account); or take taxable lump sum or partial distributions. Regardless of your date of hire, employees are encouraged to seek financial advice prior to making a decision.

How will this transaction impact my RSP loan repayments?

You will have options for repaying any outstanding RSP loans. They will only be treated as taxable distributions if you do not continue to repay. More details will be provided during future benefits education sessions.

How is the tuition reimbursement plan affected by the announcement of the sale? Is this benefit still available until the sale? What if the sale occurs in the middle of a semester, would employees receive the reimbursement still? (U.S. Only)
We will continue to operate as we have prior to this announcement until the close of the transaction. This includes tuition reimbursement. Any classes in progress at the time of sale will be reimbursed by GE.

Will I be eligible for GE pre-65 retiree healthcare benefits after the divestiture? (U.S. Only) (Added 6-5-18)

If you are currently eligible for GE pre-65 retiree healthcare benefits upon retirement, you will continue to be eligible for such benefits up to age 65 if you are greater than age 60 with 10 or more years of continuous service at the time our business separates from GE. If you enroll in GE’s pre-65 retiree healthcare benefits, you must pay the required retiree contributions. Also, if you are not yet age 60 but will have 25 or more years of continuous service at the time our business separates from GE and you are eligible for Special Benefits Protection coverage (generally you are eligible for Special Benefits Protection if you are a “Legacy” GE employee), then you are eligible for GE’s pre-65 retiree healthcare benefits until age 65, provided you pay the required contributions. As in the past, GE reserves the right to terminate, amend, suspend, replace or modify its benefit plans at any time and for any reason, in its sole discretion.

How will this transaction impact my RSP loan repayments? (Added 6-5-18)

You will have options for repaying any outstanding RSP loans. Outstanding loans will have a monthly repayment plan option. They will only be treated as taxable distributions if you do not continue to repay. More details will be provided during future benefits education sessions.

Assuming the deal closes in the first half of 2019, I may be eligible to retire before close, and I would be eligible for supplements in the GE Pension Plan if I retired before close. Will I still receive the supplements if I retire after the close? (Added 6-5-18)

Yes. If you participate in the GE Pension Plan and are retirement eligible at the time of close, you may be offered and begin employment with new company and can begin receiving your GE Pension as soon as the first of the month following your employment with the new entity, with all the components of the pension that you are eligible for based on your age and service at the date you began employment with the new company.

Leadership Programs

I’m in a GE leadership program, what happens to me based on this announcement?

If you are participating in a current leadership program, it is business as usual and you will follow the normal program design until the close of the transaction.

Experienced programs members on XLP and JOLP and our GET MEPP program are part of the ringfence policy and are subject to the non-solicit/no hire restriction between GE businesses. These program members will be offered employment by Wabtec.

Entry-level programs including EEDP, OMLP, DTLP, CLP, PFLP, GETP, HRLP and FMP will be expected to complete their programs within GET with the intention of taking a role in GET upon graduation. Upon graduation from their program, or at the time of close, whichever comes first, they will have optionality to remain with GE or join the new company.

If program members resign from GET while on program, will they be required to repay relocation?

Yes. They will be subject to repayment of relocation from their most recent move and any tuition reimbursement they received.

Can program members still apply to Corporate Audit Staff (CAS)?

Program members will be eligible to apply to Corporate Audit Staff during the period from sign to close.

Does Wabtec have leadership programs similar to ours? What does the future of our current programs (OMLP, DTLP, etc.) look like? (Added 6-6-2018)

The extent of Wabtec’s leadership programs is something we will be examining through the integration process. The GE leadership programs have been a vital pipeline for talent development at GE and the intent is to continue them in some form or another at the combined company.

Stock

What happens to my GE stock options?

All unvested stock options you received through the annual grant will vest when the transaction is closed and when you are offered and begin employment with Wabtec. When that occurs, you will have until the original exercise period of the grant or five years (whichever is earlier) to exercise your stock options. Similarly, restrictions on RSUs you may have elected as part of the annual grant will vest when the transaction is closed and when you are offered and begin employment with Wabtec. Special off-cycle grants follow different terms and conditions. For more information, please download a copy of your grant terms and conditions from the executive compensation website.

I participate in the GE Shares program. Can we buy more GE shares once the divestiture is complete? (Not applicable in the U.S.)

You will no longer participate in GE Shares after the transaction is closed. You will be able to make decisions regarding your GE shares on either the UBS Financial Services or onehr.ge.com sites.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Wabtec, Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus or a registration statement on Form 10 and Wabtec will file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus. If the transaction is effected via an exchange offer, GE will also file with the SEC a Schedule TO with respect thereto. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. GE, Wabtec, SpinCo, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Wabtec in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on March 12, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the SEC on May 1, 2018 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Wabtec is contained in Wabtec’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on April 5, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 26, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 which was filed with the SEC on May 4, 2018 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Wabtec may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.